Exhibit 12.1

Chevron Corporation — Total Enterprise Basis
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars)

	Year Ended December 31
	2008	2007	2006	2005	2004

Income From Continuing Operations	$23,931	$18,688	$17,138	$14,099	$13,034
Income Tax Expense	19,026	13,479	14,838	11,098	7,517
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(440)	(1,439)	(979)	(1,304)	(1,422)
Minority Interest	100	107	70	96	85
Previously Capitalized Interest Charged to Earnings During Period	91	62	111	93	83
Interest and Debt Expense	—	166	451	482	406
Interest Portion of Rentals*	983	798	766	688	687

Earnings Before Provision for Taxes and Fixed Charges	$43,691	$31,861	$32,395	$22,252	$20,390

Interest and Debt Expense	$—	$166	$451	$482	$406
Interest Portion of Rentals*	983	798	766	688	687
Preferred Stock Dividends of Subsidiaries	—	1	1	1	1
Capitalized Interest	256	302	157	60	44

Total Fixed Charges	$1,239	$1,267	$1,375	$1,231	$1,138

Ratio of Earnings to Fixed Charges	35.26	25.15	23.56	20.51	17.92

* Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

E-124